Exhibit 99.1

Link Motion Receives Notice that the NYSE Has Suspended Trading in Link Motion ADSs and Has Commenced Delisting Proceedings

BEIJING – December 24, 2018 – Link Motion Inc., a leading smart car and smart ride company, today announced that it has been notified by the New York Stock Exchange (“NYSE”) that the staff of NYSE Regulation has determined to commence proceedings to delist the American Depositary Shares (the “ADSs”) of Link Motion Inc. (the “Company”) -- ticker symbol LKM -- from the NYSE. Each ADSs represents five Class A common shares of the Company. Trading in the Company’s ADSs on the NYSE was suspended on December 20, 2018.

NYSE Regulation has determined that the Company is no longer suitable for listing based on “abnormally low” price levels, pursuant to Section 802.01D of the Listed Company Manual. The NYSE also notified the Company that the NYSE will apply to the SEC to delist the ADSs upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

The Company has a right to request a review of this determination by a Committee of the Board of Directors of NYSE Regulation. Link Motion is considering this and other alternatives open to the Company to act in the interests of the holders of ADSs and will announce promptly any measures that its board of directors determines are appropriate.

About Link Motion Inc.

Link Motion Inc. (“Link Motion” or the “Company”) (LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com or the company’s U.S. investor relations site here.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations

Link Motion Inc.

Email: investors@lkmotion.com

Phone: +86 10 6452 2017